 DRAFT

FINANCIAL INVESTORS TRUST

1290 Broadway, Suite 1100

Denver, Colorado 80203

August 30, 2019

VIA EDGAR

Ms. Kim Browning and Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-232145, 811-08194

Dear Ms. Browning:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding the registration statement on Form N-14 (the “N-14”) filed on June 26, 2019, with respect to the reorganizations of the RiverFront Asset Allocation Income & Growth and the RiverFront Asset Allocation Growth (each, an “Acquired Fund”) into the RiverFront Asset Allocation Moderate and RiverFront Asset Allocation Growth & Income (each, an “Acquiring Fund”) respectively.

Except as otherwise stated below, changes made in response to the following comments will be incorporated in a subsequent pre-effective amendment to the N-14 (“Amendment No. 2”). The Registrant expects to file Amendment No. 2 on or about August 30, 2019, and will request that Amendment No. 2 be declared effective on September 3, 2019 or as soon as practicable thereafter.

Set forth in the numbered paragraphs below are the Staff’s telephonic comments provided on June 26, 2019 and August 20, 2019 to the N-14, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the N-14.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

June 26, 2019 Division of Investment Management Comments:

1.	Staff Comment: Two of the Fund names – specifically the RiverFront Asset Allocation Income & Growth and the RiverFront Asset Allocation Growth & Income – are very similar. Please explain why these names are essentially identical, and why they are not part of the same Acquiring Fund/Acquired Fund pair. To the extent there was Board discussion regarding this issue, please disclose.

□ Registrant’s Response: The Registrant notes that, despite the cosmetic similarity in the two Fund names, the RiverFront Asset Allocation Income & Growth (the “Income & Growth Fund”) and the RiverFront Asset Allocation Growth & Income (the “Growth & Income Fund”) have different investment objectives. The former seeks to provide current income and potential for that income to grow over time, while the latter seeks to achieve long term growth and income.

That difference is further expressed in the principal investment strategies of those Funds. The Income & Growth Fund typically seeks, under normal market conditions, a target asset allocation of 30% to equities and 70% to fixed-income securities. The Growth & Income Fund, conversely, typically seeks, under normal market conditions, a target asset allocation of 70% to equities and 30% to fixed-income securities.

The difference in strategy between the two Funds is reflected in the difference between the Fund names (specifically, the order in which the words “Income” and “Growth” appear). Given the substantive differences in Fund strategies (and related differences in, for example, anticipated risk tolerance levels for investors in either Fund), the Sub-Adviser and Adviser did not consider the Income & Growth Fund and the Growth & Income Fund to be suitable transaction pairs.

2.	Staff Comment: Throughout the document and where appropriate, please add disclosure stating whether each reorganization will be contingent upon the completion of the other.

□ Registrant’s Response: Based on information provided by the Sub-Adviser and Adviser, the Registrant understands that the Reorganizations are not mutually contingent. The Registrant has supplemented the Information Statement disclosure accordingly in the “Summary” section and in the section titled “The Agreements and Plans of Reorganization.”

3.	Staff Comment: In certain instances, the description of the tax-free nature of the reorganizations is phrased as an expectation while in other instances it is more declaratory. Please conform or revise as appropriate.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

□ Registrant’s Response: Comment complied with. Throughout the Information Statement as appropriate, the Registrant will revise references in the tax discussion to indicate that the Reorganizations are expected to be tax-free reorganizations for Federal income tax purposes.

4.	Staff Comment: As shareholders are not being asked to vote on either reorganization, provide the Staff with the legal analysis under Delaware law and the rules under the Investment Company Act of 1940, as amended (the “Investment Company Act”), supporting the view that no such votes are necessary and that the applicable rule requirements have been met.

□ Registrant’s Response: A shareholder vote is not required for the Registrant to effect the Reorganizations under the Investment Company Act or state law. The Reorganizations are being effected in reliance on Rule 17a-8 under the Investment Company Act, which grants an exemption from the prohibitions on affiliated transactions set forth in Section 17(a) of the Investment Company Act, so long as the conditions of Rule 17a-8 are met. Among other requirements, Rule 17a-8(a)(3) requires a merger of affiliated investment companies be approved by the shareholders of the investment company that will not be the surviving investment company in the merger unless certain conditions are satisfied. As set forth below, each Reorganization satisfies the conditions of Rule 17a-8(a)(3):

(i)	No fundamental investment policy of either Acquired Fund (i.e., an investment policy that cannot be changed without shareholder approval) is materially different from that of the corresponding Acquiring Fund;
(ii)	No investment advisory contract between either Acquired Fund and any investment adviser is materially different from an investment advisory contract between the corresponding Acquiring Fund and any investment adviser;
(iii)	The Trustees of the Acquired Funds who are not “interested persons” of the Trust under the Investment Company Act (the “Independent Trustees”) and who were elected by shareholders will comprise a majority of the Independent Trustees of the Acquiring Funds; and
(iv)	The Rule 12b-1 fees paid by each Acquiring Fund will not be higher than the Rule 12b-1 fees paid by the corresponding Target Fund.

Therefore, there is no Investment Company Act requirement that the Registrant obtain the approval of each Target Fund’s respective shareholders to effect the Reorganizations. Sections 4.01, 7.01 and 11.04 of the Registrant’s Revised Trust Instrument, as amended, also permit the Reorganizations to be effected without shareholder approval.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

5.	Staff Comment: Please ensure that the name, address (including zip code), and phone number of the Registrant are included on the front cover page of the Information Statement.

□ Registrant’s Response: Comment complied with. The Registrant’s name, address (including zip code), and phone number appear on the front page of the Information Statement.

6.	Staff Comment: In the paragraph referring to documents incorporated by reference, include the 1933 Act file numbers for such documents. Please also ensure that the documents incorporated by reference in this manner will already have been filed with the Commission.

□ Registrant’s Response: Comment complied with. The relevant 1933 Act file numbers have been added to the abovementioned disclosures.

7.	Staff Comment: With respect to each reorganization, specify, where appropriate, which Fund will be the accounting survivor.

□ Registrant’s Response: Comment complied with. The accounting survivor, in each Reorganization, has been disclosed in the section titled “The Reorganizations” in the Summary, in the section titled “Information about the Reorganizations,” as well as in the introductory disclosure to Exhibit D (Capitalization).

8.	Staff Comment: The narrative disclosure in the Summary section should include more explicit and prominent disclosure discussing the extent to which Fund expenses (such as, for example, Acquired Fund Fees and Expenses) will increase and how shareholders will be impacted.

□ Registrant’s Response: Comment complied with. The Registrant has added the following disclosure to the Summary section:

“With respect to the reorganization of the Income & Growth Fund with and into the Moderate Fund, the Trust expects that, following the transaction, former shareholders of the Income & Growth Fund will experience, as shareholders of the combined post-transaction Fund, total fund operating expense ratios of 1.02%, 1.77%, 0.77%, and 1.02% (for Class A, Class C, Class I, and Investor Shares, as opposed to 1.00%, 1.75%, 0.75%, and 1.00% respectively prior to the transaction).

With respect to the reorganization of the Growth Fund with and into the Growth & Income Fund, the Trust expects that, following the transaction, former shareholders of the Growth Fund will experience, as shareholders of the combined post-transaction Fund, total fund operating expense ratios of 1.10%, 1.85%, 0.85%, and 1.10% (for Class A, Class C, Class I, and Investor Shares, as opposed to 1.12%, 1.87%, 0.85%, and 1.12% respectively prior to the transaction).”

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

In addition to the abovementioned disclosures, the Registrant has added disclosures in the applicable Board discussion sections addressing potential materially adverse consequences, including that “former shareholders of the Income & Growth Fund will experience, as shareholders of the combined post-transaction Moderate Fund, a slightly higher total fund operating expense ratio (taking into account acquired fund fees and expenses).”

9.	Staff Comment: Include disclosure explaining what will occur if the reorganizations are postponed or not completed, and disclose what the Board’s intentions are in this regard.

□ Registrant’s Response: Comment complied with. The Registrant has included additional disclosure in the Summary section stating that “[t]he Board will consider other possible courses for each of the affected funds, including liquidating one or more of the affected funds, continuing to operate one or more of the affected funds as it currently exists, or merging one or more of the affected funds with another series of [the Registrant] managed by the Adviser and sub-advised by the Sub-Adviser.”

10.	Staff Comment: Disclose the Board’s conclusions and considerations regarding instances where fees and/or expenses would be higher for a post-reorganization Fund.

□ Registrant’s Response: Comment complied with. The Registrant has enhanced disclosures regarding the Board’s considerations of fees and expenses on pages 50-51 of the Information Statement.

11.	Staff Comment: In the section titled “The Trust,” and with respect to each Acquired Fund, confirm supplementally to the Staff that no particular share class will be affected by the respective reorganization differently (relative to the other share classes) and that no class-by-class vote is necessary (taking into account Rule 18f-3 under the Investment Company Act).

□ Registrant’s Response: The Registrant confirms to the Staff that, for each reorganization described in the Information Statement, no particular share class of an Acquired Fund will be affected differently, relative to the other share classes, solely as a result of the reorganization, except as disclosed in the Information Statement.

12.	Staff Comment: With respect to the sections titled “Key Similarities” and “Key Differences,” note that the applicable standard for this disclosure under federal securities should be materiality. As a consequence, revise the disclosure to address all material differences and material similarities with respect to investment strategies and risks.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

□ Registrant’s Response: Comment complied with. The Registrant has enhanced the disclosure appearing under the (revised) sub-headings “Material Similarities in Principal Investment Strategies” and “Material Differences in Principal Investment Strategies”. The Registrant believes that the revised disclosures adequately capture the material similarities and differences across the respective Acquiring/Acquired Fund pairs.

With respect to the articulation of material differences in the principal risks of Acquiring/Acquired Fund pairs, please see the response to Staff Comment No. 17 below.

13.	Staff Comment: Please ensure the necessary information under Item 5 of Form N-1A has been included.

□ Registrant’s Response: Comment complied with.

14.	Staff Comment: Arrangements for waivers/reimbursements of expenses and related recoupments need to be comprehensively disclosed in the body of the Information Statement and their implications explained for shareholders.

□ Registrant’s Response: At the present time, none of the Acquiring Funds or Acquired Funds is subject to a waiver/reimbursement agreement with the Adviser of the Sub-Adviser. As a consequence, references to such arrangements have been deleted from the relevant sections of the Information Statement.

15.	Staff Comment: Confirm supplementally to the Staff that each Fund has the same administrative fee and share class arrangements. In connection therewith, clarify disclosures to refer to “each Fund” versus “the Fund” as applicable.

□ Registrant’s Response: Comment complied with. The Registrant confirms that each Acquiring Fund and Acquired Fund has the same administrative fee arrangement and share class arrangement, and the Registrant has sought to clarify disclosures in the Information Statement accordingly.

16.	Staff Comment: Clarify and explain all material features of the unitary fee arrangement in the Information Statement text.

□ Registrant’s Response: Comment complied with. The Registrant has added the following disclosure to the Information Statement:

“The Sub-Adviser (and where applicable, the Adviser) receives sub-advisory (or advisory) fees from the underlying RiverFront ETF that are payable to those parties pursuant to the subadvisory and/or advisory agreements of those underlying RiverFront ETFs. While the underlying RiverFront ETFs in which the Fund invests may have different advisory fee rates, the Fund will only invest in RiverFront ETFs subject to the same sub-advisory fee rates as other RiverFront ETFs already in the Fund’s portfolio.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

Each Acquired Fund and each Acquiring Fund has adopted an expense structure under which each such Fund does not pay advisory fees to either the Adviser or the Sub-Adviser. For non-advisory services, each Fund pays an administrative fee of 0.25% to the administrator in addition to other expenses described in the Fund’s fees and expenses table. These services include general fund administration services, transfer agency services, as well as bookkeeping and accounting services.”

17.	Staff Comment: With reference to Exhibit B (“Comparison of Investment Objectives and Principal Investment Strategies”), the Staff’s view is that listing of disclosure alone is insufficient, and that material similarities and material differences should be discussed.

□ Registrant’s Response: As noted in the response to Staff Comment No. 12 above, the Registrant has enhanced the Information Statement disclosure with additional narrative discussion detailing (i) material differences and material similarities in the principal investment strategies, and (ii) material differences in the principal risks, respectively, across the two Acquiring/Acquired Fund pairs.

18.	Staff Comment: The Comparison of Fees and Expenses identifies October 31, 2018 as the relevant date. For purposes of the N-14, the most recent available data should be provided. Please revise to reflect such data or confirm that these are the most recent available figures.

□ Registrant’s Response: Comment complied with. The fees and expenses tables in the Information Statement have been revised to reflect information as of April 30, 2019.

19.	Staff Comment: The Total Annual Fund Operating Expenses include a footnote stating that such expenses have been restated to reflect current fees. Indicate whether fees have been restated upwards or downwards, and disclose why they have been restated.

□ Registrant’s Response: The expenses have been restated to reflect updated acquired fund fees and expenses as of April 30, 2019. The expenses have been restated upwards relative to the expenses reflected in the Funds’ prospectus dated February 28, 2019.

20.	Staff Comment: With respect to the comparisons of sales loads, disclose in the Information Statement the Fund asset sizes as of the most recent practicable date. Confirm also that no changes are being made to the Funds’ Rule 12b-1 plans.

□ Registrant’s Response: Comment complied with. The Registrant has updated the disclosure in the Information Statement to indicate that “as of June 30, 2019, the approximate total net assets of the Income & Growth Fund, the Moderate Fund, the Growth Fund, and the Growth & Income Fund were as follows:

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

Income & Growth Fund	$8,454,843
Moderate Fund	$60,272,899
Growth Fund	$22,999,729
Growth & Income Fund	$69,665,134

21.	Staff Comment: With reference to the section titled “Sales Charge When You Purchase Investor Class, Class A or Class C Shares,” the Staff’s view is that the presentation is confusing, and recommends that this table be deleted. Please also clarify that the subsequent table (regarding breakpoints) is applicable to all Funds.

□ Registrant’s Response: Comment complied with. The table in question has been deleted and the subsequent table has been clarified to indicate that it is applicable to all Funds.

22.	Staff Comment: With reference to the section titled “Qualifying For a Reduction or Waiver of Class A Shares,” clarify which Funds are being discussed.

□ Registrant’s Response: Comment complied with. The section in question has likewise been clarified to indicate that it is applicable to all Funds.

23.	Staff Comment: In the section titled “Buying Shares,” the Registrant states that “[i]t is the responsibility of the financial intermediary to ensure that all orders are transmitted in a timely manner to the Fund. Otherwise, you will receive the next business day’s price.” This appears to be inconsistent with Rule 22c-1 under the Investment Company Act. Please revise accordingly.

□ Registrant’s Response: It is the Registrant’s belief that financial intermediaries may or may not, depending on the terms of their selling and/or service agreement with a Fund, act as agent for the Funds for the limited purpose of accepting orders under Rule 22c-1, such that the shareholder would receive the NAV next calculated after receipt of the purchase order by the financial intermediary.

In such cases where the financial intermediary is not acting as agent for a Fund, the Registrant confirms that a shareholder will receive the next calculated NAV after the Fund’s receipt of the purchase order forwarded by the financial intermediary. In cases where a financial intermediary does act as agent for the Fund, a shareholder will receive the next calculated NAV after receipt of the purchase order by the financial intermediary.

In the Registrant’s view, the abovementioned disclosure does not suggest that a Fund may avoid those requirements in cases where purchase and sale orders are submitted through a financial intermediary. If, however, the intermediary that is selected by an investor makes a mistake in transmitting a purchase or redemption order, or makes a mistake in transmitting the shares or redemption proceeds that were delivered to the intermediary in respect of that purchase or redemption order, neither the Fund nor its distributor or transfer agent would be responsible for that mistake. In such circumstances (e.g. when an intermediary fails to provide a Fund with notice of an order), the Fund should not be the party responsible, via disclosure or otherwise, for making a party whole for the intermediary’s failure to transmit an order.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

The registrant does not believe that is inconsistent with Rule 22c-1and believes that the referenced disclosure is adequate, and therefore respectfully declines to make any revisions to the disclosure at this time.

24.	Staff Comment: In the disclosure immediately preceding the section titled “Redeeming Shares,” the Registrant refers to an “Appendix A.” Please confirm that this disclosure has been included or revise accordingly.

□ Registrant’s Response: Comment complied with. Appendix A has been added to the Information Statement.

25.	Staff Comment: In the section titled “Redeeming Shares,” the Registrant uses the phrase “received in good order.” Clarify who is the recipient in this context and enhance the disclosures for clarity (for example, what does “good order” mean?).

□ Registrant’s Response: Comment complied with. The disclosure in question has been enhanced to state “received in good order by the applicable Fund” and to add that the term ‘good order’ means that the “request includes the name of the Fund and the dollar amount and class of shares to be redeemed.”

26.	Staff Comment: In the discussion of redemption fees, reference is made to “either Fund.” Please correct or clarify to make applicable to these reorganizations.

□ Registrant’s Response: Comment complied with. The references in question have been revised to refer to “each Fund”.

27.	Staff Comment: Where applicable in the Information Statement, clarify that each requirement of Rule 17a-8 has been met for each reorganization.

□ Registrant’s Response: Comment complied with. The Registrant has enhanced the disclosure regarding the Board’s considerations to reflect discussion around the requirements of Rule 17a-8. This disclosure appears on pages 50-51 of the Information Statement.

28.	Staff Comment: With reference to the comparison of principal and non-principal risks, the Staff’s view is that it is not sufficient to list the risks alone. Include narrative discussion and state whether principal risks are materially similar or identical. Clarify also whether the differences in asset allocation levels across the Funds mean that material differences in the nature of each principal risk for each Fund.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

□ Registrant’s Response: Comment complied with. As noted in the response to Staff Comment No. 17 above, a narrative summary of material similarities and material differences across the principal risks in the Acquiring/Acquired Fund pairs appears in the introduction to the section titled “Comparison of Principal Risks of Investing in the Funds.”

The Registrant has also revised the presentation of principal risks in the Information Statement to show the principal risk disclosure for each Acquired Fund (where the particular principal risk exists for both Funds), alongside disclosure in the Acquiring Fund column indicating whether the corresponding risk is identical. To the extent the corresponding risk is materially different, or where a principal risk is not common to both Funds, the revised disclosure states so.

For example, with respect to the Income & Growth Fund’s acquisition by the Moderate Fund, the enhanced disclosure states that while “equity securities risk is a principal risk of both the Income & Growth Fund as well as the Moderate Fund, due to the higher expected level of allocation (under normal circumstances) to equity securities exposure in the Moderate Fund, the Moderate Fund’s portfolio will be more susceptible to the risks described here, relative to the Income & Growth Fund.”

29.	Staff Comment: The comparison of performance shows data through March 31, 2019. To the extent possible, update to reflect more recent information.

□ Registrant’s Response: Comment complied with. Calendar year-to-date performance data as of June 2019 is now reflected in the Information Statement.

30.	Staff Comment: In the discussion of “Reasons for Reorganization and Board Considerations,” ensure that all of the points required in Rule 17a-8 under the Investment Company Act are appropriately captured and disclosed.

□ Registrant’s Response: Comment complied with. See the enhanced Information Statement disclosure appearing on pages 50-51.

31.	Staff Comment: With respect to the reasons for the Board’s approval of the reorganizations, the reasons cannot be generic. Are there reasons the Board considered beyond relative asset base sizes, or economies of scale. Disclose such considerations. Add disclosure where appropriate that economies of scale may not be realized. Prominently include the aforementioned considerations earlier in the Information Statement.

□ Registrant’s Response: Comment complied with. See the enhanced Information Statement disclosure appearing on pages 50-51. In addition, the Registrant has included a portion of the enhanced Board considerations in the “Summary” section, beginning on page 7.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

32.	Staff Comment: Discuss in reasonable detail all of the material factors that formed the basis of the Board’s discussion. Rule 17a-8 also requires that directors have requested and evaluated such information as may be necessary and have given appropriate weight to all factors. Clarify in the disclosure that such requests/evaluations were undertaken.

□ Registrant’s Response: Comment complied with. See the enhanced Information Statement disclosure appearing on pages 50-51.

33.	Staff Comment: The Registrant states that among the Board’s considerations was the fact that “the investment objectives and principal investment strategies of the Acquiring Fund and Acquired Fund pairs are similar.” Enhance this disclosure to address whether the Board considered material differences across the Funds.

□ Registrant’s Response: Comment complied with. See the enhanced Information Statement disclosure appearing on pages 50-51, which states that the Board considered “that the principal investment strategies of the Acquiring Fund and Acquired Fund pairs are not materially different, except for certain differences in their target allocations to equity/fixed income securities and in certain RiverFront ETFs in which they may invest.”

34.	Staff Comment: Disclose whether, and the extent to which, the Board considered any conflicts of interest in the reorganizations.

□ Registrant’s Response: Boards and independent trustees must continually consider potential conflicts of interest inherent in making decisions applicable to more than one fund. The Registrant respectfully notes that Rule 17a-8 has been carefully constructed by the SEC and specifically contemplates a merger between funds with a common board. As noted in the proposing release to Rule 17a-8, a common board’s determination that a merger is in the best interests of each of the acquiring fund and the acquired fund is “a matter of fundamental fiduciary principles inherent in the standard of care and duties of loyalty imposed by section 36(a) of the [Investment Company Act of 1940].” Accordingly, the Board’s approval of each Reorganization as in the best interests of shareholders of each Fund does not differ from the Board’s consideration of any other matter that would impact more than one fund overseen by the Board.

35.	Staff Comment: Disclose whether the Board considered any potential materially adverse consequences of either reorganization. If not, explain to the Staff why that was the case.

□ Registrant’s Response: The Registrant believes that the following disclosures, added to page 51 of the Information Statement, provide adequate disclosures of potential materially adverse consequences:

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

“The Board also considered potential materially adverse consequences of the Reorganizations, including that: (i) former shareholders of the Income & Growth Fund will experience, as shareholders of the combined post-transaction Moderate Fund, a slightly higher total fund operating expense ratio (taking into account acquired fund fees and expenses); and that (ii) the Income & Growth Fund and Growth Fund are each expected to dispose of up to 20% of their portfolios in order to better align with the targeted fixed-income and equity securities allocation levels of their respective Acquiring Funds, which would entail slightly higher acquired fund fees and expenses.”

36.	Staff Comment: Indicate whether fee waiver/reimbursement arrangements were considered by the Board (including impacts thereof on the Funds). Clarify, as appropriate, the parties to such arrangements, the key terms, the contractual commitments, whether any aspects thereof are voluntary versus contractual, and post-expiration consequences.

□ Registrant’s Response: In light of the absence of a management fee and bearing in mind the unitary administrative fee for each Fund, none of the Funds has a fee waiver arrangement

37.	Staff Comment: In connection with the statements in the “Tax Considerations” section that each Acquired Fund will sell approximately 20% of its portfolio securities, please clarify how such sales can be reconciled with earlier statements that the Acquiring Fund/Acquired Fund pairs are similar in terms of investment strategy and risks. Explain why the securities are being sold.

□ Registrant’s Response: Based on information provided by the Sub-Adviser, the Registrant understands that, in connection with the respective Reorganizations, the Income & Growth Fund expects to dispose of approximately 20% of its fixed-income portfolio and the Growth Fund expects to dispose of approximately 10% of its fixed-income portfolio and dispose of or exchange approximately 10% of its equity securities portfolio for different equity securities. In each such instance, the disposition will be undertaken to better align the Acquired Fund’s portfolio with the respective fixed-income/equity target allocations of the Acquiring Funds.

The Registrant believes that, notwithstanding the differences in target allocation levels, the investment strategies and principal risks of the Funds are similar in all material respects. Each Fund expects to achieve its investment objective by investing in, and tactically adjusting allocations to, RiverFront ETFs. Each Fund’s strategic allocation is informed by the Sub-Adviser’s long-term, macro-view targeted allocation of asset class exposure that takes into consideration the Fund’s particular investment objective and risk limitations. As discussed in the Information Statement section pertaining to comparisons of principal risks, the principal risks across the Acquiring and Acquired Fund pairs are similar in all material respects, aside from the differences described under the heading “Comparison of Principal Risks of the Funds” appearing on page 29 et seq. of the Information Statement.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

38.	Staff Comment: Provide an estimate of transaction costs associated with the aforementioned dispositions, capital gains impacts (including on a per share basis), and identify any portfolio securities that will be sold. Clarify whether any related facts and circumstances have changed since the initial N-14 filing, and disclose what will be done, if anything, if the reorganizations are not completed.

□ Registrant’s Response: The Registrant has included the following disclosure in the Information Statement:

“From the Income & Growth Fund, it is anticipated that some portion of the Fund’s holdings in the RiverFront Dynamic Core Income ETF and RiverFront Strategic Income ETF will be sold, constituting approximately 20% of the Fund’s portfolio in the aggregate. From the Growth Fund, it is anticipated that some portion of the Fund’s holdings in the RiverFront Dynamic US Flex-Cap ETF, the RiverFront Dynamic Developed International ETF, the RiverFront Dynamic Asia Pacific ETF, the RiverFront Dynamic Europe ETF, and the RiverFront Dynamic Unconstrained Income ETF will be sold, constituting approximately 20% of the Fund’s portfolio in the aggregate. In each instance, the Sub-Adviser does not expect that entire allocations will be sold; rather the positions are anticipated to be reduced to align with the respective Acquiring Fund’s principal investment strategies. The Sub-Adviser expects that there will not be transaction costs incurred with such sales. Based on information from the Sub-Adviser, the Funds expect that the sales for the Income & Growth Fund (to be reorganized with and into the Moderate Fund) will generate approximately $36,339 in long term capital gains (approximately $0.005 per share) and $38,707 in short term capital gains (approximately $0.005 per share), while the sales for the Growth Fund (to be reorganized with and into the Growth & Income Fund) will generate approximately $24,915 in long term capital gains (approximately $0.003 per share) and $47,398 in short term capital losses (approximately $0.006 per share).”

The Registrant believes that the facts and circumstances around the proposed sales of securities have not changed materially since the initial N-14 filing. As disclosed in the Information Statement, in the event that either Reorganization is not completed, the Board will consider other possible courses for such affected Funds, including but not limited to, liquidating one or more of the affected Funds, continuing to operate one or more of the affected Funds as it currently exists, or merging one or more of the affected Funds with another series of the Trust that is managed by the Adviser and sub-advised by the Sub-Adviser.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

39.	Staff Comment: Disclose the approximate costs of the reorganizations. If the Adviser or Sub-Adviser are seeking reimbursement for such costs, disclose this fact. Explain to the Staff supplementally whether shareholder approval will be sought if reimbursement is possible.

□ Registrant’s Response: The Information Statement has been updated to state that the expected cost of the Reorganizations is $75,000. Neither the Adviser nor the Sub-Adviser is seeking reimbursement in connection with the Reorganizations.

40.	Staff Comment: Footnote (g) to page F-1 refers to an Administrative Services Agreement. Explain whether this was filed as an exhibit. Discuss the material aspects of this agreement in the body of the Information Statement.

□ Registrant’s Response: Comment complied with. The Administrative Services Agreement will be filed as an exhibit to Amendment No. 2. The Information Statement has been updated to state that “pursuant to the Administrative Services Agreement, the Funds pay an annual unitary administrative fee of 0.25% which is based on each Fund’s average daily net assets. The unitary administrative fee is paid on a monthly basis.”

41.	Staff Comment: Include an undertaking in the filing with respect to the subsequent filing of a final tax opinion, to be done within a reasonable time following closing of the reorganizations.

□ Registrant’s Response: Comment complied with. The undertaking with respect to the filing of a final tax opinion has been included.

42.	Staff Comment: Please ensure that all undertakings under Item 17 are included.

□ Registrant’s Response: Comment complied with. The undertakings in Item 17 have been updated.

43.	Staff Comment: Confirm that the signature disclosures in Part C are in compliance with form requirements and requirements of federal securities laws with respect to the inclusion of a principal financial officer, controller, or principal accounting officer.

□ Registrant’s Response: Comment complied with.

44.	Staff Comment: The Staff believes that the powers of attorney are overly broad, and should specify the particular filing (i.e. reference the specific date of the registration statement).

□ Registrant’s Response: Comment complied with. A new power of attorney specifying this particular Form N-14 filing has been filed as an exhibit to Amendment No. 2.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

Staff Accounting Comments:

45.	Staff Comment: With respect to the fees and expenses table in the section titled “Comparison of Fees and Expenses,” please include the name of the surviving Fund in the “Combined Fund” column. The same should be done for the “Pro Forma Combined” column in the capitalization table (Exhibit D).

□ Registrant’s Response: Comment complied with. The references to the surviving Fund have been updated accordingly.

46.	Staff Comment: With respect to the fees and expenses tables, and where appropriate, correct or clarify the names of the share classes identified in the Expense Examples.

□ Registrant’s Response: Comment complied with. Please see the revised fees and expenses tables beginning on page 11 of the Information Statement.

47.	Staff Comment: In the fees and expenses tables, please delete the figures appearing in the same line as the heading “Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment).”

□ Registrant’s Response: Comment complied with. The line in question has been deleted.

48.	Staff Comment: Please review and correct the figures for all of the Expense Examples accompanying the fees and expenses table, as the Staff’s calculations suggest different figures in certain instances.

□ Registrant’s Response: Comment complied with. Please see the revised Expense Examples beginning on page 12 of the Information Statement.

49.	Staff Comment: In the discussion of tax considerations, the disclosure states that each Acquired Fund “will sell approximately 20% of its portfolio securities, which are not intended to be retained by the respective Acquiring Fund, and which would be sold in order to better align the portfolio with that of the respective Acquiring Fund.”

Please disclose the following and ensure corresponding disclosures are made to the Notes to Pro Forma Financial Statements and tax discussions: (i) portfolio transaction costs expected to be incurred as a result of the aforementioned dispositions; and (ii) the estimated impact to shareholders in capital gains distributions, including per share amounts.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

□ Registrant’s Response: Comment complied with. Please see the response to Staff Comment No. 38 above, and note that the requested disclosures have been included in the Notes to Pro Forma Financial Statements.

50.	Staff Comment: With respect to the Notes to Pro Forma Financial Statements and also the relevant tax consideration discussions, please disclose the amount of capital loss carryforwards, if any, for each Fund and any associated expiration amounts and dates. Please include capital loss carryforward information that is more current than October 31, 2018,

□ Registrant’s Response: Comment complied with. Please see the revised Pro Forma Financial Statements appearing with Amendment No. 2. Estimated capital loss carryforward information as of April 30, 2019 has been included.

51.	Staff Comment: In the Pro Forma Financial Statements, please mark the statement of assets and liabilities as well as the statement of operations as “unaudited.”

□ Registrant’s Response: Comment complied with. Please see the revised Pro Forma Financial Statements appearing with Amendment No. 2.

52.	Staff Comment: In the Pro Forma schedule of investments, include the name of the specific surviving Fund in the column for the Pro Forma combined fund (which currently only refers to a “RiverFront Fund.”

□ Registrant’s Response: Comment complied with. Please see the revised Pro Forma Financial Statements appearing with Amendment No. 2.

53.	Staff Comment: In the Pro Forma Statement of Operations, please include a statement of operations for the 12-month period ending April 30, 2019, pursuant to Regulation S-X, Article 11.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

□ Registrant’s Response: Comment complied with. The requested statement of operations for the period noted appears in the Notes to Pro Forma Financial Statements.

54.	Staff Comment: Also in the Notes to Pro Forma Financial Statements, disclose the dollar amount of reorganization costs that the Adviser and/or Sub-adviser are expected to bear.

□ Registrant’s Response: Comment complied with. The requested information appears in the Notes to Pro Forma Financial Statements.

55.	Staff Comment: Please confirm supplementally in correspondence that the Acquiring Funds are expected to be the accounting survivors in the Reorganizations.

□ Registrant’s Response: The Registrant hereby confirms that the Acquiring Funds are expected to be the accounting survivors in their respective Reorganizations.

56.	Staff Comment: Please add the disclosure referenced in the response to Comment No. 38 to the Tax Considerations discussion as well as to the Notes to Financial Statements.

□ Registrant’s Response: Comment complied with. The disclosure in question has been added to the relevant sections.

57.	Staff Comment: Please confirm the accuracy of the figures for the total operating expenses of Class I shares of the Growth Fund prior to the Reorganization.

□ Registrant’s Response: Comment complied with. The total operating expenses for Class I shares of the Growth Fund have been corrected and confirmed.

August 20, 2019 Division of Investment Management Comments:

58.	Staff Comment: On pages 9-10 of the N-14, please consider enhancing the discussion of material similarities and material differences in Principal Investment Strategies.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

□ Registrant’s Response: The Registrant has reviewed the existing disclosure in the Information Statement/Prospectus relating to material similarities and material differences between principal investment strategies of the Acquiring Fund and Acquired Fund pairs, and believes that the existing disclosure is adequately responsive.

59.	Staff Comment: With respect to the comparison of fees and expenses appearing on page 11 of the N-14 and subsequent pages, in order to use the Appendix A, the preamble language needs to include appropriate cross-references. Please see Item 3 instructions of Form N-1A. The Appendix A needs to be in compliance with IM Guidance Updates.

□ Registrant’s Response: Comment complied with. The Registrant has added the following introductory language to the section containing fees and expenses tables of the Information Statement/Prospectus:

“For purchases of Class A shares, a shareholder may qualify for a sales charge discount. Descriptions of sales charge waivers and/or discounts for Class A Shares with respect to certain financial intermediaries are reproduced in “Appendix A – Intermediary-Specific Sales Charge Waivers and Discounts” to this Information Statement/Prospectus.”

60.	Staff Comment: Please confirm supplementally that the 0.25% appearing in the “Other Expenses” line items in the Funds’ fees and expenses tables reflects the administrative services agreements with the Fund administrator.

□ Registrant’s Response: The Registrant confirms that the 0.25% appearing in the line items for the Funds’ “Other Expenses” refers to the fees paid under the Administrative Services Agreement.

61.	Staff Comment: Page 25 of the N-14 includes among the bullet points (under “A Fund may waive Class A sales charges on investor purchases”) referring to “employees of financial intermediaries with a current selling agreement with the Distributor or the Adviser,” “financial intermediary supermarkets and fee-based platforms,” and “financial intermediaries who have entered into an agreement with the Principal Underwriter/Distributor/the fund’s distributor. . .” The Staff’s view is that such references are too general and do not provide sufficient information for shareholders. Please revise the disclosure to identify specific parties in the Information Statement/Prospectus or include a cross reference to Appendix A.

□ Registrant’s Response: Comment complied with. The Registrant has revised the disclosure under the heading “Qualifying For A Reduction Or Waiver of Class A Shares Sales Charge” such that the paragraph in question reads as follows:

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

“A Fund may waive Class A sales charges on investor purchases including shares purchased by officers, directors, trustees, and employees of the adviser, sub-adviser, and their respective affiliates. “Appendix A - Intermediary-Specific Sales Charge Waivers and Discounts” to this Information Statement/Prospectus lists waivers and discounts available for shareholders purchasing Fund shares through a Merrill Lynch, Morgan Stanley, or Raymond James platform or account, and prospective shareholders should review this Appendix to determine if a waiver or discount is applicable to the shareholder’s situation. In addition, those purchasing Fund shares through a financial intermediary are encouraged to consult with such intermediary regarding the availability of waivers and discounts. No intermediary may apply waivers and discounts to purchases other than in accordance with this Information Statement/Prospectus and Appendix A.”

62.	Staff Comment: The Registrant states in the paragraph above the “Comparison of Fund Assets” that “whether a sales charge waiver is available for your retirement plan or charitable account depends upon the policies and procedures of your intermediary.” Please clarify supplementally that this is a generalized statement and not meant to advise a specific shareholder with respect to their intermediary.

□ Registrant’s Response: The Registrant confirms that the abovementioned statement is meant to be generalized disclosure and not a reference to particular shareholders.

63.	Staff Comment: On page 27 of the N-14, the Registrant states that “descriptions of sales charge waivers and/or discounts for Class A Shares with respect to certain financial intermediaries” in Appendix A are “based on information provided by [a] financial intermediary.” The Staff objects to disclaimers that suggest information is subject to interpretation by the Registrant. Disclosure should not impute responsibility to another party. Please revise as appropriate.

□ Registrant’s Response: Comment complied with. The Registrant has deleted the phrase “based on information provided by the financial intermediary” from instances where the abovementioned disclosure appears.

64.	Staff Comment: With respect to the “Comparison of Principal Risks” in the Information Statement/Prospectus, the Staff’s view is that the narrative discussion of material differences in risk profiles across Acquired and Acquiring Fund pairs is inadequate. Please revise to expand on the differences in risk levels given the differences in allocation levels across the respective Funds.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

□ Registrant’s Response: Comment complied with. The Registrant had included a tabular presentation of principal risk comparisons beginning on page 30 of the Information Statement/Prospectus. Previously, the right-most column of these tables, pertaining to the Acquiring Fund in each Reorganization, indicated whether a principal risk factor of the Acquired Fund was an identical risk, a substantially similar risk, or was materially different in some other fashion (e.g. where large-cap stock risk is a principal risk of the Income & Growth Fund, but not of the Moderate Fund).

Certain of those principal risk factors of the Acquiring Funds, such as equity securities risk, credit risk, and interest rate risk, were described as being “substantially similar” to the corresponding principal risk factors of the Acquired Funds, with the difference that the Acquiring Fund was more (in some instances) or less (in other instances) susceptible to the particular risk factor given the difference in allocation levels between the two Funds.

In response to the Staff’s comment, the Registrant has enhanced the disclosure for additional principal risk factors, including for example, currency risk, hedging risk, and non-U.S. securities risk, to likewise indicate whether the Acquiring Fund would be more or less susceptible to the particular risk factor given the difference in allocation levels.

For certain other principal risk factors, such as conflicts of interest risk and affiliated ETF risk, the Registrant believes that the risk profiles are the same across the Acquired and Acquiring Fund pairs, as those risks relate to systematic or conceptual considerations which are neither materially exacerbated or ameliorated by the differences in allocation levels across the Funds.

In addition, the Registrant has revised the introductory paragraphs to the tabular presentations to explain how shareholders can use the tables (and the narrative disclosures contained therein) to compare risk profiles across the Funds.

65.	Staff Comment: With respect to Appendix A, the Registrant states that “[t]he following information is provided by Merrill Lynch, Pierce, Fenner & Smith Incorporated.” The objects to this phrasing and notes that the Registrant cannot disclaim responsibility for disclosure. Please rephrase.

□ Registrant’s Response: Comment complied with. The Registrant has rephrased the Appendix A disclosure in question to state that “[t]he following information pertains to purchases of Fund shares through a Merrill Lynch platform or account.” In addition, the Registrant has made corresponding edits in Appendix A in connection with purchases of shares through platforms or accounts of other financial intermediaries.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

66.	Staff Comment: Appendix A likewise includes disclosure stating that “[e]ffective May 21, 2018, shareholders purchasing Fund shares through a Merrill Lynch platform or account will be eligible only for the following categories of load waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in this Fund’s prospectus or SAI.”

With respect to the phrase “may differ from those disclosed elsewhere,” delete this disclosure, clarify the actual differences, or insert an appropriate cross-reference.

□ Registrant’s Response: The Registrant notes that it has agreed contractually with the financial intermediaries in question regarding the substance of the disclosures in Appendix A (including the phrase “may differ from those disclosed elsewhere” as it appears). As such, there are contractual constraints on the Registrant’s ability to substantively modify this language, which, as the Registrant understands, has been submitted to the Staff by the intermediaries in question for consideration in the past.

As a consequence, in acknowledgement of the Staff’s comments, the Registrant has proposed instead to do the following in the Information Statement/Prospectus section discussing waivers and discounts (as noted in the response to Comment 4 above): (i) clearly cross-reference Appendix A and the waivers/discounts discussed therein; and (ii) encourage prospective shareholders to consult their respective financial intermediaries.

67.	Staff Comment: With respect to Comment/Response No. 23 in the Registrant’s EDGAR correspondence previously provided to the Staff, the Staff previously commented that the disclosure stating “[i]t is the responsibility of the financial intermediary to ensure that all orders are transmitted in a timely manner to the Fund. Otherwise, you will receive the next business day’s price” is inconsistent with Rule 22c-1.

The Staff does not view the Registrant’s response to Comment/Response No. 23 as sufficient. To the extent that there is a Rule 22c-1 designated intermediary, that intermediary steps into the shoes of the Fund, and processing should not be dependent on timely transmission by the intermediary. Please explain how the Registrant’s disclosure is consistent with Rule 22c-1, and clearly articulate what the Registrant understands to be its obligations, revising the applicable text as required.

□ Registrant’s Response: The Registrant clarifies and reiterates that the excerpted language above is not intended to suggest that a Fund may avoid its responsibilities under Rule 22c-1 in cases where purchase and sale orders are submitted through a financial intermediary.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2019

Rather, the Registrant believes that its authorization of any financial intermediary to act on its behalf (and by extension, the designation of any such intermediary in a Fund’s prospectus or SAI) with respect to such transactions is premised on the intermediary acting within the scope of any agreement between the intermediary and the Registrant. Acts or omissions by an intermediary that are contrary to the terms of such an agreement would be, in the Registrant’s view, instances where an intermediary is acting outside the scope of its agreement.

Consequently, the Registrant does not believe that is inconsistent with Rule 22c-1 and believes that the referenced disclosure is adequate, and therefore respectfully declines to make any revisions to the disclosure at this time.

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP